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                                                                    EXHIBIT 99.8


                          NOTICE OF GUARANTEED DELIVERY

                                       FOR

                                 SUBSCRIPTION OF
             AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES

                                       OF

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

       The following procedures are available only to holders of ADS rights of Chartered Semiconductor Manufacturing Ltd ("Chartered"), a company incorporated under the laws of the Republic of Singapore, upon the terms of the Prospectus Supplement, dated September 14, 2002, to the Prospectus, dated March 19, 2001 (collectively, the "Prospectus"), and are not available to holders of ordinary share rights.

       This form, or one substantially equivalent hereto, must be used to exercise ADS rights (as described in the Prospectus), if (i) certificates evidencing ADS rights (the "ADS rights certificates") are not immediately available, or (ii) time will not permit required documents to reach Citibank, N.A., as ADS rights agent, prior to 5:00 p.m. (New York City time) on October 4, 2002, and must include a guarantee by an eligible institution (as defined in the instructions booklet for the ADS rights certificate).

       If you fail to deliver the ADS rights before 5:00 p.m. (New York City time) on October 9, 2002 in satisfaction of the obligations herein, the ADS rights agent will sell the new ADSs issued in connection with the failed guarantee and will return to you only the lesser of the ADS subscription price enclosed herewith or the net proceeds of such sale, in each case net of applicable depositary fees of up to US$ 0.05 per ADS sold, taxes and expenses incurred in connection with the failed guarantee. If the proceeds of the sale of the new ADSs exceed the amount payable to you, the ADS rights agent will be entitled to retain the excess proceeds.

                    The ADS rights agent for the offering is:
                                 CITIBANK, N.A.

                                   By Courier:
                                 CITIBANK, N.A.
                                Corporate Actions
                              40 Campanelli Drive
                              Braintree, MA 02184

                                    By Mail:
                                 CITIBANK, N.A.
                                Corporate Actions
                                 P.O. Box 43034
                            Providence, RI 02940-3034

                                    By Hand:
                                 CITIBANK, N.A.
                           c/o Securities Transfer and
                            Reporting Services, Inc.
                             Attn: Corporate Actions
                             100 Williams Street --
                                    GALLERIA
                               New York, NY 10038

                                  By Facsimile:
                                 (781) 380-3388
                                   Confirm by
                                   telephone:
                                 (781) 575-4816

       Delivery of this notice of guaranteed delivery to an address other than as set forth above, or transmission of instructions via facsimile transmission other than as set forth above, will not constitute a valid delivery.

       This form is not to be used to guarantee signatures on an ADS rights certificate. If a signature on an ADS rights certificate is required to be guaranteed by an "eligible institution" under the instruction thereto, such signature guarantee must appear in the applicable space provided in the signature box on the ADS rights certificate.

Ladies and Gentlemen:

       Upon the terms and subject to the conditions set forth in the Prospectus, receipt of which is hereby acknowledged, the undersigned hereby (i) in connection with exercise of his/her primary ADS rights, irrevocably subscribes for the number of new ADSs specified below, and (ii) in connection with his/her secondary ADS rights, irrevocably applies to subscribe for the number of additional new ordinary shares in the form of ADSs specified below, pursuant to the guaranteed delivery procedure described in "The Offering -- Section A:
Subscription by Holders of ADSs -- Notice of Guaranteed Delivery" of the Prospectus.
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       The undersigned understands that the ADS rights exercised hereby must be delivered to the ADS rights agent by 5:00 p.m. (New York City time) on October 9, 2002.

       The undersigned is tendering payment towards the definitive ADS subscription price (as described in the Prospectus) to the ADS rights agent in the form of an unendorsed check drawn on a U.S. bank or bank draft accompanying this notice of guaranteed delivery payable to the order of "Citibank, N.A. -- Chartered ADS Rights Offering", in an amount equal to US$ 6.00 for each new ADS for which the undersigned hereby subscribes or applies to subscribe.


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Number of new ADSs subscribed for pursuant to the exercise of primary ADS rights:

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Number of additional new ordinary shares in the form of ADSs for which an application to subscribe is made pursuant to the exercise of secondary ADS rights:

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Total number of new ADSs subscribed for and for which an application to subscribe is made pursuant to the exercise of ADS rights:

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Total payment amount (total number of new ADSs subscribed for and for which an application to subscribe is made pursuant to the exercise of ADS rights multiplied by US$ 6.00):

US$
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Participant account number if ADS rights will be delivered by book-entry transfer in The Depository Trust Company:


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ADS rights certificate nos. (if
available):


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                              (CUSIP No. 16133R114)

Number of primary ADS rights holder is entitled to as evidenced on the ADS rights certificate:

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-----------------------------------------------
Signature(s) of holder(s)

Dated:                         , 2002
      -------------------------


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                           (Name(s) of record holders)

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                                    (Address)

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                                   (Zip Code)

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                          (Area Code and Telephone No.)

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                        (Tax Payer Identification Number)


                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

       The undersigned, a firm which is a financial institution that is a participant in the Security Transfer Agents Medallion program, the New York Stock Exchange Medallion Signature Guarantee Program or the New York Stock Exchange Medallion Program, guarantees to deliver to the ADS rights agent, at one of its addresses set forth above, the ADS rights certificate(s) evidencing the ADS rights exercised hereby, in proper form for transfer, or confirmation of book-entry transfer of such ADS rights into the ADS rights agent's account at The Depository Trust Company, properly completed and duly executed, and any other required documents, all within three New York Stock Exchange, Inc, trading days of the date hereof and in any event by 5:00 p.m. (New York City time) on October 9, 2002.

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                                 (Name of Firm)

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                          (Area Code and Telephone No.)

                  Date:                                     ,2002
                       ------------------------------------
                             (Please Type or Print)

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                                   (Medallion)

            DO NOT SEND ADS RIGHTS CERTIFICATE(S) WITH THIS NOTICE.



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